Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2021 and 2022. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.2 —Condensed Consolidated Financial Statements of TuanChe Limited as of December 31, 2021 and June 30, 2022 (unaudited) and for the six months ended June 30, 2021 (unaudited) and 2022 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2021, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 29, 2022.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to TuanChe Limited and its subsidiaries. “VIEs” refers to TuanChe Internet Information Service (Beijing) Co., Ltd., Shenzhen Drive New Media Co., Ltd., Beijing Internet Drive Technology Co., Ltd., and Tansuojixian Technology (Beijing) Co., Ltd., and their respective subsidiaries, as the context requires. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “industry customer(s)” refer to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers and other automotive related goods and service providers. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We believe we, together with the VIEs, are a leading omni-channel automotive marketplace in China. We, together with the VIEs, provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We and the VIEs offer marketing solutions by integrating online platform and offline sales events. In the six months ended June 30, 2021 and 2022, we and the VIEs hosted 278 and 61 auto shows across 133 and 49 cities in mainland China, respectively. Our and the VIEs’ auto shows offered a total of 7,789 and 1,303 booth spaces in the six months ended June 30, 2021 and 2022, respectively. The total number of automobile sales transactions we and the VIEs facilitated was 64,187 and 16,591 in the six months ended June 30, 2021 and 2022, respectively, with a total gross merchandise value of approximately RMB9.0 billion and RMB2.4 billion (US$0.4 billion) in the same period, respectively.

Historically, we generated our net revenues primarily through our and the VIEs’ offline events. Our net revenues were RMB213.3 million and RMB89.2 million (US$13.3 million) in the six months ended June 30, 2021 and 2022, respectively. Our net loss was RMB22.6 million and RMB56.2 million (US$8.4 million) in the six months ended June 30, 2021 and 2022, respectively. Our adjusted EBITDA was a loss of RMB11.8 million and a loss of RMB30.8 million (US$4.6 million) in the six months ended June 30, 2021 and 2022, respectively. We recorded adjusted net loss of RMB15.9 million and RMB34.4 million (US$5.1 million) in the six months ended June 30, 2021 and 2022, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited condensed consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Summary Condensed Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	213,327	89,211	13,320
Cost of revenues	(51,390)	(16,955)	(2,531)
Gross profit	161,937	72,256	10,789
Total operating expenses	(189,175)	(116,512)	(17,394)
Net loss attributable to TuanChe Limited’s shareholders	(22,596)	(56,166)	(8,383)
Net loss attributable to the Non-controlling interest	—	—	—
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	(0.07)	(0.18)	(0.03)
Weighted average number of ordinary shares
Basic and diluted	305,884,935	309,041,616	309,041,616
Non-GAAP Financial Data (1)
Adjusted EBITDA	(11,801)	(30,760)	(4,590)
Adjusted net loss	(15,939)	(34,404)	(5,134)

(1)	See “— Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our unaudited consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest income, net, change of guarantee liability, share-based compensation expenses, impairment of long-term investment and impairment of long-lived assets. We define adjusted net loss as net loss excluding change of guarantee liability, share-based compensation expenses, impairment of long-term investment and impairment of long-lived assets. We believe that adjusted EBITDA and adjusted net loss provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the periods indicated.

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net loss	(22,596)	(56,166)	(8,383)
Add:
Depreciation and amortization	4,634	3,673	548
Subtract:
Interest income, net	496	29	4
EBITDA	(18,458)	(52,522)	(7,839)
Add:
Share-based compensation expenses	4,415	6,148	918
Change of guarantee liability	1,542	—	—
Impairment of a long-term investment	700	—	—
Impairment of long-lived assets	—	15,614	2,331
Adjusted EBITDA	(11,801)	(30,760)	(4,590)

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net loss	(22,596)	(56,166)	(8,383)
Add:
Share-based compensation expenses	4,415	6,148	918
Change of guarantee liability	1,542	—	—
Impairment of a long-term investment	700	—	—
Impairment of long-lived assets	—	15,614	2,331
Adjusted net loss	(15,939)	(34,404)	(5,134)

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Net Revenues

Our net revenues decreased by 58.2% from RMB213.3 million in the six months ended June 30, 2021 to RMB89.2 million (US$13.3 million) in the six months ended June 30, 2022, primarily representing the decrease in revenue generated from offline marketing services.

●	Net revenues from auto show services decreased by 84.0% from RMB158.1 million in the six months ended June 30, 2021 to RMB25.2 million (US$3.8 million) in the six months ended June 30, 2022, primarily due to a reduced number of offline activities as a result of tightened government restrictions in response to regional COVID-19 outbreaks. In the six months ended June 30, 2021 and 2022, we and the VIEs organized 278 and 61 auto shows in 133 and 49 cities, offering a total of 7,789 and 1,303 booths, respectively.
●	Net revenues from special promotion event services decreased by 77.6% from RMB1.9 million in the six months ended June 30, 2021 to RMB0.4 million (US$0.1 million) in the six months ended June 30, 2022, primarily due to due to the adverse impacts of the COVID-19. In the six months ended June 30, 2021 and 2022, we and the VIEs facilitated 61 and 46 special promotion events for our industry customers, respectively.
●	Net revenues from referral service for a commercial bank decreased by 21.0% from RMB33.5 million in the six months ended June 30, 2021 to RMB26.5 million (US$4.0 million) in the six months ended June 30, 2022, primarily because we and the VIEs have ceased operation of the referral services since April 1, 2022.
●	Net revenues from our online marketing services and others increased by 87.4% from approximately RMB19.8 million in the six months ended June 30, 2021 to RMB37.1 million (US$5.5 million) in the six months ended June 30, 2022, primarily due to the increase in the live streaming events held by us and the VIEs and newly-launched online promotion services.

Cost of Revenues

Our cost of revenues decreased by 67.0% from RMB51.4 million in the six months ended June 30, 2021 to RMB17.0 million (US$2.5 million) in the six months ended June 30, 2021, primarily due to the following reasons.

●	Our venue set-up costs decreased by 80.1% from RMB15.7 million in the six months ended June 30, 2021 to RMB3.1 million (US$0.5 million) in the six months ended June 30, 2021. Our venue rental costs decreased by 80.4% from RMB20.6 million in the six months ended June 30, 2021 to RMB4.0 million (US$0.6 million) in the six months ended June 30, 2021. Both are primarily due to a decrease in the number of auto shows we organized and set up from 278 in the six months ended June 30, 2021 to 61 in the six months ended June 30, 2022.
●	Our other direct costs decreased by35.3% from RMB15.2 million in the six months ended June 30, 2021 to RMB9.8 million (US$1.5 million) in the six months ended June 30, 2021, primarily due to the a decrease in our security costs and incidental expenses as a result of the decrease in the number of our auto shows.

Gross Profit

As a result of the foregoing, our gross profit decreased by 55.4% from RMB161.9 million in the six months ended June 30, 2021 to RMB72.3 million (US$10.8 million) in the six months ended June 30, 2022.

Operating Expenses

Our total operating expenses decreased by 38.4% from RMB189.2 million in the six months ended June 30, 2021 to RMB116.5 million (US$17.4 million) in the six months ended June 30, 2022.

●	Our selling and marketing expenses decreased by 45.2% from RMB140.8 million in the six months ended June 30, 2021 to RMB77.2 million (US$11.5 million) in the six months ended June 30, 2022, primarily due to (1) a decrease in promotion expenses as a result of decreased number of offline events and (2) a decrease in and staff compensation associated with our and the VIEs’ sales and marketing staff as a result of the optimization of our and the VIEs’ workforce.
●	Our general and administrative expenses decreased by 12.1% from RMB30.6 million in the six months ended June 30, 2021 to RMB26.9 million (US$4.0 million) in the six months ended June 30, 2022, primarily due to (1) a decrease in staff compensation associated with our and the VIEs’ general and administrative staff as a result of the optimization of our and the VIEs’ workforce and (2) a decrease in allowance for doubtful accounts, as a result of more robust account receivable collection.
●	Our research and development expenses decreased by 30.2% from RMB17.7 million in the six months ended June 30, 2021 to RMB12.4 million (US$1.8 million) in the six months ended June 30, 2022, primarily due to a decrease in staff compensation associated with our research and development staff, as a result of the optimization of our and the VIEs’ workforce.

Operating Loss

As a result of the foregoing, our operating loss increased by 62.5% from RMB27.2 million in the six months ended June 30, 2021 to RMB44.3 million (US$6.6 million) in the six months ended June 30, 2022.

Net Loss

As a result of the foregoing, we had net loss of RMB22.6 million and RMB56.2 million (US$8.4 million) in the six months ended June 30, 2021 and 2022, respectively.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, proceeds from our initial public offering and loans from banks.

As of June 30, 2022, we had RMB32.2 million (US$4.8 million) in cash and cash equivalents and RMB7.9 million (US$1.2 million) in restricted cash. As of the same date, we held a cash balance of RMB21.6 million (US$3.2 million) denominated in RMB, representing 53.8% of our total cash, cash equivalents and restricted cash.

We have incurred recurring operating losses since our inception, including net losses of RMB22.6 million and RMB56.2 million (US$8.4 million) in the six months ended June 30, 2021 and 2022, respectively. Net cash used in operating activities was RMB40.3 million and RMB55.4 million (US$8.3 million) in the six months ended June 30, 2021 and 2022, respectively. Accumulated deficit was RMB1,039.8 million (US$155.2 million) as of June 30, 2022. As of June 30, 2022, we had a net current asset of RMB23.3 million (US$3.5 million). The COVID-19 pandemic, especially the resulting decreased number of offline auto shows, negatively impacted our business operations in 2020, 2021 and the six months ended June 30, 2022 and has continued to impact our financial position, results of operations and cash flows. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied principally on cash from operating activities, non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan of reducing the fixed labor cost, pursuing cooperation opportunities in the electric vehicles industry, pursuing potential financing to improve our cash flow from operating and financing activities, and effectively responding to the future development of the COVID-19 pandemic. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents, and the impact of the COVID-19 pandemic on our operations, our management believes that our current cash and cash equivalents and anticipated cash flow from operations upon successful execution of our business plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this interim report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

In response to the impact of COVID-19, we implemented measures to adjust the pace of our business expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size to control our operating expenses and reduce cash used in operating activities in the six months ended June 30, 2022. With the easing of the COVID-19 pandemic and the relaxation of the related precautionary government-imposed quarantine measures, we are gradually resuming our daily business operations. However, regional outbreak of COVID-19 may still subject our business, results of operations, financial condition and cash flows to uncertainties. The various variants of COVID-19, including Omicron and Deltacron, are spreading in many cities in mainland China, and the local governments has taken strict prevention and control measures to reduce gatherings and control the spread of the virus. The relevant PRC government authorities strictly scrutinized offline events in granting approvals, which led to a decreased number of offline marketing events held by us and may continue to impact our business, result of operations, financial condition and liquidity, and we will have to resort to additional costs cutting measures including re-implementation of furlough arrangements or reduction of employee compensation if the outbreak of COVID-19 and its impact persist or escalate.

We have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we believe that our current cash and cash equivalents and other current assets are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next 12 months from the date of this interim report, if we fail to grow our business in a way that generates sufficient returns, we may need additional financing to execute our business plans. If additional financing is required, we cannot predict whether this additional financing will be in the form of equity, debt, or another form, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. If financing sources are not available, or if we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or compete with other market participants effectively, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

Our unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net cash used in operating activities	(40,260)	(55,372)	(8,268)
Net cash generated from /(used in) investing activities	48,880	(116)	(17)
Net cash generated from /(used in) financing activities	7,000	(2,060)	(307)
Effect of exchange rate on cash and cash equivalents	(7,127)	380	57
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,493	(57,168)	(8,535)
Cash and cash equivalents, and restricted cash at beginning of the period	139,745	97,298	14,526
Cash and cash equivalents, and restricted cash at end of the period	148,238	40,130	5,991

Operating Activities

Cash used in operating activities was RMB55.4 million (US$8.3 million) in the six months ended June 30, 2022. In the six months ended June 30, 2022, the difference between our cash used in operating activities and our net loss of RMB56.2 million (US$8.4 million) resulted primarily from (1) provisions for long-lived asset impairment of RMB15.6 million (US$2.3 million), (2) share-based compensation of RMB6.1 million (US$0.9 million), (3) allowance of doubtful accounts of RMB3.8 million (US$0.6 million), (4) depreciation and amortization of RMB3.7 million (US$0.5 million) and (5) a decrease in accounts receivable of RMB7.4 million (US$1.1 million), partially offset by (1) a decrease in accounts payable of RMB16.4 million (US$2.4 million), (2) a decrease in advance from customers of RMB10.6 million (US$1.6 million), (3) a decrease in salary and welfare benefits payable of RMB3.5 million (US$0.5 million), (4) a decrease in guarantee liabilities of RMB2.5 million (US$0.4 million) and (5) a decrease in other current liabilities of RMB1.6 million (US$0.2 million).

Cash used in operating activities was RMB40.3 million in the six months ended June 30, 2021. In the six months ended June 30, 2021, the difference between our cash used in operating activities and our net loss of RMB22.6 million resulted primarily from (1) allowance of doubtful accounts of RMB4.9 million, (2) share-based compensation of RMB4.4 million, (3) depreciation and amortization of RMB4.6 million, (4) provisions for long-term investment impairment of RMB0.7 million, (5) a decrease in accounts receivable of RMB3.8 million, (6) an increase in other taxes payable of RMB1.6 million, and (7) an increase in guarantee liabilities of RMB1.5 million, partially offset by (1) a decrease in advance from customers of RMB16.6 million, (2) a decrease in salary and welfare benefits payable of RMB12.9 million, and (3) an increase in prepayment and other current assets of RMB8.9 million.

Investing Activities

Net cash used in investing activities was RMB0.1 million (US$17 thousand) in the six months ended June 30, 2022, primarily due to purchase of software of RMB0.1 million (US$17 thousand).

Net cash generated from investing activities was RMB48.9 million in the six months ended June 30, 2021, primarily due to (1) cash of RMB45.7 million received from maturity of time deposits and (2) cash of RMB5.4 million received from disposal of long-term investments, partially offset by (1) cash of RMB1.5 million paid for long-term investments and (2) cash of RMB0.7 million paid for purchase of property, equipment and software.

Financing Activities

Net cash used in financing activities was RMB2.1 million (US$0.3 million) in the six months ended June 30, 2022, primarily due to repayments of short-term borrowings of RMB7.0 million (US$1.0million), partially offset by RMB4.9 million (US$0.7 million) received from short-term and long-term borrowings.

Net cash generated from financing activities was RMB7.0 million in the six months ended June 30, 2021, primarily due to cash of RMB7.0 million received from short-term borrowings.

Indebtedness

As of June 30, 2022, the Group had RMB3.1 million (US$0.5 million) of short-term borrowings. The interest was payable on a monthly or quarterly basis and the principal was due upon maturity. The Group had RMB1.8 million (US$0.3 million) of long-term borrowings. The interest was payable on a monthly basis in the first three installments and payable on a monthly basis by equal principal and interest from the fourth installment.

Capital Expenditures

We incurred capital expenditures of RMB0.7 million and RMB0.1 million (US$17 thousand) in the six months ended June 30, 2021 and 2022, respectively, primarily in connection with the purchase of property, equipment and software. We intend to fund our future capital expenditures with our existing cash balance, proceeds from debt or equity financing and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Financial Information Related to the VIEs

The following table presents the unaudited condensed consolidated balance sheet information relating to TuanChe Limited (the “Parent”), the VIEs and the non-variable interest entities as of June 30, 2022.

	As of June 30, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	10,106	7,438	16,084	6,502	—	40,130
Amount due from the subsidiaries of the Group	113,414	98,138	167,187	1,166	(379,905)	—
Other current assets	1,195	44,705	51,410	33	—	97,343
Total current assets	124,715	150,281	234,681	7,701	(379,905)	137,473
Property and equipment, net	—	253	1,839	—	—	2,092
Long-term investments	—	5,142	—	—	—	5,142
Investments in subsidiaries, VIEs and subsidiaries of VIEs	27,482	—	30,110	667,657	(725,249)	—
Operating lease right-of-use assets, net	—	519	11,206	—	—	11,725
Goodwill	—	—	115,414	—	—	115,414
Other non-current assets	—	—	429	—	—	429
Total non-current assets	27,482	5,914	158,998	667,657	(725,249)	134,802
Total assets	152,197	156,195	393,679	675,358	(1,105,154)	272,275
Accounts payable	—	4,753	8,429	—	—	13,182
Amount due to the subsidiaries of the Group	1,283	264,510	109,567	14,126	(389,486)	—
Short-term operating lease liabilities	—	1,140	2,000	—	—	3,140
Other current liabilities	6,791	49,455	40,745	901	—	97,892
Total current liabilities	8,074	319,858	160,741	15,027	(389,486)	114,214
Lease liabilities, non-current	—	—	6,628	—	—	6,628
Other non-current liabilities	743	1,859	5,451	—	—	8,053
Total non-current liabilities	743	1,859	12,079	—	—	14,681
Total liabilities	8,817	321,717	172,820	15,027	(389,486)	128,895
Total equity/(deficit)	143,380	(165,522)	220,859	660,331	(715,668)	143,380

The following table presents the unaudited condensed consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the six months ended June 30, 2021 and 2022.

Unaudited consolidated statements of operations and comprehensive loss data

	Six Months Ended June 30, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	43,012	48,572	—	(2,373)	89,211
Cost of revenues	—	(2,501)	(14,454)	—	—	(16,955)
Operating expenses	(2,950)	(38,444)	(76,424)	(1,067)	2,373	(116,512)
(Loss)/ income from operations	(2,950)	2,067	(42,306)	(1,067)	—	(44,256)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(53,527)	—	—	—	53,527	—
Other income/(expenses), net	311	(12,888)	476	191	—	(11,910)
Net loss	(56,166)	(10,821)	(41,830)	(876)	53,527	(56,166)

	Six Months Ended June 30, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	57,846	180,437	—	(24,956)	213,327
Cost of revenues	—	(32,310)	(42,099)	—	23,019	(51,390)
Operating expenses	(3,384)	(37,333)	(150,390)	(5)	1,937	(189,175)
Loss from operations	(3,384)	(11,797)	(12,052)	(5)	—	(27,238)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(19,667)	—	—	—	19,667	—
Other income/(expenses), net	455	2,694	1,052	(75)	—	4,126
Income tax expense	—	516	—	—	—	516
Net loss	(22,596)	(8,587)	(11,000)	(80)	19,667	(22,596)

Unaudited consolidated cash flow information

	Six Months Ended June 30, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in)/generated from operating activities	(1,248)	3,523	(55,414)	55	(2,288)	(55,372)
Net cash used in investing activities	(31,769)	—	(126)	(31,090)	62,869	(116)
Net cash (used in) / generated from financing activities	—	(1,060)	28,973	32,896	(62,869)	(2,060)
Effect of exchange rate changes	1,312	—	864	(1,796)	—	380
Net (decrease) / increase in cash,cash equivalents and restricted cash	(31,705)	2,463	(25,703)	65	(2,288)	(57,168)

	Six Months Ended June 30, 2021
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in)/generated from operating activities	(531)	(23,095)	(27,038)	10,404	—	(40,260)
Net cash generated from / (used in) investing activities	39,211	3,892	(214)	(6,935)	12,926	48,880
Net cash generated from financing activities	—	4,000	9,463	6,463	(12,926)	7,000
Effect of exchange rate changes	(880)	—	(18)	(6,229)	—	(7,127)
Net increase/(decrease) in cash, cash equivalents and restricted cash	37,800	(15,203)	(17,807)	3,703	—	8,493

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

●	the continued growth of the automotive industry in mainland China;
●	the impact of the COVID-19 pandemic on the PRC economy and our operations and financial performance;
●	our and the VIEs’ ability to manage the expansion of our and the VIEs’ business and implement business strategies;
●	our and the VIEs’ ability to maintain and develop favorable relationships with industry customers;
●	our and the VIEs’ ability to attract and retain automobile consumers;
●	our and the VIEs’ ability to compete effectively; and
●	relevant government policies and regulations relating to our industry.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.